Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Earnings, Cash-Flow and Revenues in 2011
Conference Call and Webcast at 10 am PDT (1 pm EDT) on March 21, 2012

Vancouver, Canada – March 20, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today record earnings, cash-flows and revenues for the year ended December 31, 2011, thanks to the Company’s seventh consecutive year of growing silver and gold production, lower cash operating costs and higher precious metal prices.

Highlights of Fiscal Year 2011 (Compared to Fiscal Year 2010)

Note:  In Q4, 2011, Endeavour elected not to sell a significant portion of its metal production on the basis that the gold and silver prices were experiencing a major correction and the Company would be better served to hold the unsold metal in inventory until such time as the metal prices rebounded. Therefore the following year-end financial results do not reflect the sale of full 2011 metal production. Metal prices did rebound in Q1, 2012 and management subsequently sold most of the metal held in inventory at prices significantly higher than the December prices.

Financial

•	Net earnings increased to $18.8 million ($0.22 per share) compared to a $20.4 million loss in 2010
•	Adjusted earnings were $32.4 million ($0.37 per share) compared to $1.7 million ($0.02 per share)
•	Operating cash-flow before working capital changes jumped 103% to $63.9 million
•	Mine operating cash-flow rose 92% to $86.4 million
•	Revenues climbed 48% to $128.0 million
•	Metal held in inventory at 2011 year-end included 980,000 ounces (oz) silver and 5,400 oz gold compared to 127,000 oz silver and 957 oz gold at 2010 year-end
•	Realized silver price up 81% to $35.61 per oz sold, realized gold price up 27% to $1,570 per oz sold
•	Cash costs decreased 16% to $5.08 per oz silver (net of gold credits) beating 2011 guidance of less than $5.70 per oz
•	Working capital rose 39% to $142.3 million, and cash and short term investments increased to $109.5 million

Operations

•	Silver production up 14% to 3,730,127 oz meeting 2011 guidance of 3.7 million oz
•	Gold production up 23% to 21,810 oz beating 2011 guidance of 19,000 oz
•	Silver-equivalent production up 15% to 4.7 million oz (at a 45:1 silver: gold ratio and no base metals)
•	Optimized Guanacevi mine and plant output at a 1000 tpd
•	Expanded Guanajuato mine and plant output from 600 tpd to 1000 tpd
•	Expanded Guanajuato plant capacity on time and budget to 1600 tpd to facilitate the 60% mine expansion in 2011 and a further 60% mine expansion in 2012

Exploration

•	Silver proven and probable reserves increased 25% to 16.8 million oz
•	Silver measured and indicated resources up 32% to 36.1 million oz
•	Silver inferred resources up 18% to 35.1 million oz

•
Extended high grade silver-gold mineralization in each of the Lucero, Karina, Fernanda and Daniela veins at Guanajuato to 500-800 meters long by 100-200 meters vertical and made new discoveries in the La Joya and Belen veins

•	Extended high grade silver-gold mineralization in the Santa Cruz vein on the Milache property at Guanacevi to 250 meters long by 150-200 meters vertical
•	Discovered moderate grade silver-gold mineralization in each of the Los Negros, Animas, Tajo, Real and Quiteria veins at the San Sebastian property in Jalisco

Highlights of Fourth Quarter 2011 (Compared to Fourth Quarter 2010)

•	Net loss improved to $1.8 million ($0.03 per share) compared to a $14.3 million loss in Q4, 2010
•	Adjusted earnings fell to a loss of $1.5 million ($0.03 per share) compared to a gain of $6.8 million ($0.09 per share) due to the decision to inventory most of the Q4 metal production
•	Operating cash-flow before working capital changes dropped 47% to $5.6 million
•	Mine operating cash-flow dropped 36% to $11.0 million
•	Revenues dropped 39% to $17.5 million

•	Metal held in inventory at quarter-end included 980,000 oz silver and 5,400 oz gold compared to 127,000 oz silver and 957 oz gold
•	Realized silver price rose 12% to $27.12 per oz sold, realized gold price up 22% to $1,664 per oz sold
•	Cash costs decreased 20% to $4.05 per oz silver payable (net of gold credits)

•	Silver production up 25% to 1,120,780 oz due to the successful commissioning of the newly expanded Guanajuato plant
•	Gold production up 45% to 7,045 oz
•	Silver and equivalent production up 29% to 1.4 million oz (at a 45:1 silver: gold ratio)

Guidance for 2012

•	Silver production forecast 4.3 million oz
•	Gold production forecast 26,000 oz
•	Silver and equivalents production forecast 5.6 million oz (at a 50:1 silver: gold ratio)

•	Cash cost forecast $5.50 - $6.00 per oz of silver produced, net of by-product gold credits
•	Capital budget of $42.5 million
•	Exploration budget of $15.0 million

Bradford Cooke, Chairman and CEO, commented, “Endeavour delivered yet another year of record financial, operating and exploration performance in 2011.  Once again, we beat our annual silver production and cash cost guidance and as a result, the Company has never been in a better financial position. We finished last year with robust earnings, more than $142 million in working capital, no debt, falling cash costs, rising silver production, record reserves and resources and higher precious metals prices.”

“In 2012, management is forecasting Endeavour’s eighth consecutive year of organic silver production growth by 1) expanding the Guanajuato mine output from 1000 tpd to 1600 tpd in order to fill the plant to capacity and 2) expanding the Guanacevi mine and plant output from 1000 tpd to 1200 tpd by completing the capital projects started last year and by optimizing the operations. Cash costs are expected to rise into the $5.50-$6.00 per oz range and if we assume a US$30 average silver price in 2010, our mine operating profit margin will be around $24 per oz – remarkable by any standards.”

“We remain focused on the continuous expansion and improvement of our two operating mines, the organic growth of our reserves and resources, and growth through property acquisitions that are accretive to our shareholders.  The year 2012 promises to be another great year for Endeavour Silver.”

To view a video of Chairman Bradford Cooke commenting on today’s results, please visit our website or click here:  http://edrsilver.com/i/video/pressreleases/2012-03-20/2011_Financial_Results.html

Endeavour’s financial results are expressed in US dollars and are now prepared in accordance with International Financial Reporting Standards (“IFRS”). Our accounting policies have changed and the presentation, financial statement captions and terminology used in this news release and the accompanying financial statements differ from that used in issued financial statements and reports prior to 2011. The new policies have been consistently applied to all of the past periods presented in this news release and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Shareholders are referred to the Company’s website for more information and further details on the conversion to IFRS are provided in Management’s Discussion and Analysis and in Note 22 to our Audited Consolidated Financial Statements for the year ended December 31, 2011. For a more detailed review, shareholders are referred to the complete 2011 Audited Financial Statements and Management Discussion and Analysis (“MD&A”) available at the Company’s website, www.edrsilver.com or on the SEDAR website, http://www.sedar.com/ and to the Company’s Foreign Issuer Report on Form 6-K filed on EDGAR at http://www.sec.gov/edgar.shtml. The Company Annual Information Form (“AIF”) and Annual Report on Form 40-F will be filed by March 30, 2011 and will be similarly available.

Financial Results (Consolidated Statement of Operations appended below)

In Q4, 2011, the Company elected not to sell a significant portion of its metal production on the basis that the gold and silver prices experienced a major correction and the Company would be better served to hold the unsold metal in inventory until such time as the metal prices rebounded. Therefore the following year end financial results do not reflect the full 2011 metal production. Metal prices did rebound in Q1, 2012 and management subsequently sold most of the metal held in inventory so that the cash is available for possible acquisitions in 2012.

For the year ended December 31, 2011, the Company generated Revenues totaling $128.0 million (2010 - $86.5 million) at an average realized sale price of $35.61 per oz silver (2010 - $19.62 per oz).   After Costs of Sales of $59.2 million (2010 - $57.1 million), Mine Operating Cash-flows amounted to $86.4 million (2010 - $45.0 million) from its mining and milling operations in Mexico.  After Depreciation and Depletion of $17.1 million (2010 - $14.9 million) and Stock Based Compensation of $0.5 million (2010- $0.7 million), Mine Operating Earnings were $68.8 million (2010 – $29.5 million) in 2011.  Operating Earnings were $47.5 million (2010 – $15.6 million) and the Company incurred Net Earnings for the year ended December 31, 2011 of $18.8 million (2010 – loss of $20.4 million).  Net Earnings includes a mark to market derivative liability loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability loss of $13.7 million (2010 – loss of $22.1 million).  Therefore, Adjusted Earnings were $32.4 million ($0.37 per share) compared to $1.7 million ($0.02 per share).

Cash Costs were $5.08 per oz silver produced (2010 - $6.08), net of gold by-product credits.

The Company invested a total of $46.9 million in capital expenditures on property, plant and equipment during 2011.  Approximately $22.1 million was invested at Guanacevi, including $10.5 million on mine development, $5.4 million on the processing facilities, $5.5 million on mine equipment and $0.6 million on office equipment, building upgrades and vehicles.  Guanacevi mine capital included 6.7 km of underground development, and significant in-fill and underground exploration drilling.  Expenditures on processing facilities included $4.4 million for a dry stack tailings plant which was near completion at year end.  Expenditures on mine equipment included $1.6 million for a 115 KV electrical substation designed to improve the power supply and facilitate future expansions, to be completed in Q1, 2012. The remaining mine capital was primarily for underground pumps, ventilation, and electrical systems required for the underground mine expansions.

Approximately $24.9 million was invested at Guanajuato, including $10.0 million spent on mine development, $7.5 million on the plant expansion, $4.4 million on mobile equipment, $1.4 million on mine equipment and $0.8 million spent on office equipment, building upgrades and vehicles.  Guanajuato mine capital included 6.8 km of underground development, and significant in-fill drilling in the Lucero south vein. Expenditures on processing facilities related mainly to the plant expansion from 600 tpd to 1,600 tpd, which was completed at the end of Q3, 2010.  The mobile equipment expenditure was to increase our mining fleet to meet the planned increase in production. The remaining mine capital was primarily for underground ventilation and electrical systems required for the underground mine expansions.  The Company spent the remaining $0.9 million on exploration property costs and capital assets for the exploration and corporate offices.

Operating Results (Consolidated Table of Operations appended below)

In 2011, Endeavour achieved two important milestones in its silver mining operations:  the Company recorded its seventh consecutive year of growing silver production, up 14% from 2010 to 3,730,128 ounces (oz) silver; and cash costs declined for the fourth consecutive year, down 16% to $5.08 per oz silver.  Gold production was also up 23% to 21,810 oz and silver-equivalent production rose 15% to 4.7 million oz (at a 45:1 silver: gold ratio and no base metals).

Similar to 2010, silver production in 2011 was relatively flat until the Fourth Quarter, as management focused primarily on the capital investment programs at the Guanajuato Mines.  As a result of completing the plant expansion, consolidated throughput rose from 141,000 tonnes in Q1, 2011 to 184,000 tonnes in Q4, 2011. As a result of the economies of scale related to increased throughput as well as higher gold credits, consolidated cash operating costs of production fell to US$4.05 per oz silver in Q4, 2011.

Endeavour successfully expanded the Guanacevi mine and plant output from 800 tonnes per day (tpd) to 1000 tpd and the Guanajuato mine and plant output from 600 tonnes per day (tpd) to 1000 tpd.  However, the Guanajuato plant capacity was expanded to 1600 tpd, leaving the door open for a further 60% mine expansion to 1600 tpd in 2012.

Exploration Results

In 2011, Endeavour’s exploration programs once again delivered some exciting new high grade, silver-gold vein discoveries, which were included in the 2011 year-end NI 43-101 reserve/resource estimate.  Endeavour completed a $15 million exploration program last year and drilled 71,440 meters (234,000 feet) in 315 drill holes to test multiple exploration targets in four separate mining districts.

Endeavour drilled 32,000 meters in 115 holes at Guanajuato, mainly in the Bolanitos mine area, to successfully extend the high grade silver-gold mineralized zones within each of the Lucero, Karina, Fernanda and Daniela veins (latest drill results below) to several hundred meters long by 200 meters deep.  All four veins are higher grade than the current reserves and resources at Guanajuato and the Daniela vein in particular appears to be thicker, has higher gold grades and is still open along strike to the northwest.

High grade silver-gold mineralized zones were also discovered in two new veins, La Joya (new drill results below) and Belen, which are sub-parallel to and east of the Daniela vein.  Two drill rigs are working full time to extend these mineralized zones and several compelling new vein targets will be drilled elsewhere on the Guanajuato properties this year.

Endeavour drilled 16,800 meters in 61 holes at Guanacevi, mainly in the San Pedro area, and made a new discovery in the Milache area (new drill results below) along the Santa Cruz vein to the northwest of the Company’s Porvenir Cuatro mine.  The nature and grade of mineralization at Milache is very similar to the other five discoveries along the Santa Cruz vein that Endeavour has developed into mines at Guanacevi since 2004.  Underground drilling also continued to expand the mineralization at depth in the Porvenir Norte mine, Endeavour’s largest operating mine in the Guanacevi district.

Exploration drilling in the San Pedro area at the north end of the Guanacevi district continued to return encouraging drill results from a number of recently discovered mineralized zones on historic mine properties such as Santa Isabel and El Soto.

The Company also expanded its property holdings in the district of Guanacevi by acquiring the La Brisa properties (2,967 hectares), located approximately 10 kilometers southeast of the mine, and the El Cambio properties (37 hectares) located in the San Pedro area.  Phase 1 drilling on the La Brisa concessions commenced late last year.

Endeavour drilled 7,700 meters in 36 holes at San Sebastian to test the Los Negros, Animas, Tajo, Real and Quiteria veins (new drill results below) for their ore potential.  Five new, moderate grade silver-gold mineralized zones were outlined, many remain open for continued exploration, and there are several veins yet to be drilled.

In 2011, Endeavour received a revised resource estimate for the Parral project that included an indicated 1.631 million tonnes grading 49 gpt silver, 0.9 gpt gold, 2.87% lead and 2.86% zinc, and an inferred 1.303 million tonnes grading 63 gpt silver, 0.9 gpt gold, 2.55% lead and 2.28% zinc (see Parral resource estimate on website).

Last year, the Company acquired options to purchase the La Presidenta and Lomas Bayas properties in the Copiapo region of northern Chile.  Endeavour drilled 15,000 meters in 103 reverse circulation holes at these properties to test their bulk tonnage, low grade, open pit ore potential. The Company outlined a small potential resource at Lomas Bayas but the results were generally disappointing so the Company dropped the property options and will now focus on generating new silver opportunities in Chile.

2012 Outlook

In 2012, Endeavour anticipates its financial performance will continue to improve, reflecting the current robust silver and gold prices and another increase in the Company’s precious metal production. Industry-wide inflationary pressures on operating costs in the short term should be largely offset by the new economies of scale attained primarily at the Guanajuato operations and partly at the Guanacevi operations as a result of recent and ongoing mine expansions and optimizations.

As a result of recent exploration successes at Guanajuato and Guanacevi, the Company has initiated a 60% expansion of mine production at Guanajuato from the current 1,000 tpd output to the 1,600 tpd plant capacity gradually over 2012.  At Guanacevi, a 20% mine and plant expansion are planned to increase throughput to 1,200 tpd at Guanacevi by completing certain capital projects started in 2011 and optimizing the fine crushing, ore conveyors, fine ore bin and concentrate handling circuits in the plant.

These expansions should facilitate the 8th consecutive year of production growth for the Company. Silver production is forecast to rise 16% in 2012 to 4.3 million oz and gold production is anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1). Modest quarterly increases in silver and gold production are anticipated in the first half of 2012 as management focuses on mine development, plant optimization, and other capital programs. However, metal production is expected to accelerate in the second half of 2012 as the capital programs gain traction.

The Company has set a $42.5 million capital budget for 2012, which will be funded from the current cash balance and operating cash flow.

Cash costs (net of by-product credits) are expected rise into the $5.50 to $6.00 per oz range as a result of industry-wide rising cost pressures. We expect the cost inflation to be largely offset by the rising gold credits and achieving economies of scale with the higher plant throughputs. Assuming a base case of $30 silver and $1500 gold, Endeavour anticipates its operating profit margin will exceed $24 per silver oz in 2012.

In 2012, Endeavour plans an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active plus any new districts the Company may acquire during the year.

The first priorities will be to follow up the new discoveries made near Endeavour's two mining operations such as the Milache prospect at Guanacevi and the La Joya prospect at Guanajuato and to continue the search for new prospective targets within those two districts. Management is confident that the potential to discover and develop new silver-gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also continue surface exploration drilling on the San Sebastian properties to extend the known mineralized zones and test new targets. Several new properties were evaluated in Mexico last year and the Company anticipates the acquisition of some new, district scale exploration projects in both Mexico and Chile in 2012.

Conference Call and Webcast

A telephone conference call and webcast to discuss the results will be held at 10:00 am PDT (1:00 pm EDT) on Wednesday, March 21, 2012. To participate in the telephone conference call, please dial the following:

• 1-800-319-4610                                    Canada and USA (Toll-free)
• 604-638-5340                                               Vancouver Dial In
• 1-604-638-5340                                    Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

The conference call is also available by webcast. Click on this link for both the audio and the slide presentation.  A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

All holders have the ability to receive a hard copy of the Company’s complete Audited Financial Statements free of charge upon request.  To receive this material in hard copy, please contact Hugh Clarke, VP Corporate Communications by email at 604-685-9775 or toll free 877-685-9775.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke or Lana McCray toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or lmccray@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2011 Year:
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010 Year:
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14

Q4, 2011 : Q4, 2010	28%	-6%	5%	25%	45%	3%	7%	-20%	4%

Q4, 2011 : Q3, 2011	33%	-4%	-1%	31%	43%	2%	9%	-19%	-8%

YTD 2011:YTD 2010	19%	-3%	3%	14%	23%	-2%	0%	-16%	7%

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years Ended
	Dec 31,	Dec 31,
	2011	2010

Revenue	$127,997	$86,510

Cost of sales:
Direct production costs	39,409	40,302
Royalties	2,228	1,212
Stock-based compensation	466	694
Amortization and depletion	17,094	14,913
	59,197	57,121

Mine operating earnings	68,800	29,389

Expenses:
Exploration	10,207	4,826
General and administrative	11,050	8,998
	21,257	13,824

Operating earnings	47,543	15,565

Mark-to-market loss on derivative liabilities	13,658	22,113
Finance costs	34	7,233

Other income (expense):
Foreign exchange (loss) gain	(4,750)	1,245
Investment and other income	6,477	673
	1,727	1,918

Earnings (loss) before income taxes	35,578	(11,863)

Income tax expense:
Current income tax expense	8,778	3,786
Deferred income tax expense	8,045	4,794
	16,823	8,580

Net earnings (loss) for the period	18,755	(20,443)

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(3,144)	907

Comprehensive income (loss) for the period	15,611	(19,536)

Basic earnings (loss) per share based on net earnings	$0.22	$(0.31)
Diluted earnings (loss) per share based on net earnings	$0.22	$(0.31)

Basic weighted average number of shares outstanding	84,326,682	65,646,786
Diluted weighted average number of shares outstanding	86,364,543	65,646,786

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	Dec. 31	Dec. 31
	2011	2010

Operating activities
Net earnings (loss) for the period	$18,755	$(20,443)
Items not affecting cash:
Stock-based compensation	4,857	4,613
Depreciation and depletion	17,272	15,132
Deferred income tax provision	8,045	4,794
Unrealized foreign exchange loss (gain)	1,600	(1,689)
Mark to market loss (gain) on derivative liability	13,658	22,113
Loss on conversion of convertible debentures	-	5,519
Finance costs	34	1,632
Allowance for related party recievable	181	-
(Gain) loss on marketable securities	(542)	(195)
Net changes in non-cash working capital	(15,028)	(892)
Cash from operating activities	48,832	30,584

Investing activites
Property, plant and equipment expenditures	(46,942)	(29,984)
Investment in short term investments	(35,569)	(21,030)
Proceeds from sale of short term investments	22,509	3,215
Proceeds from long term deposits	178	375
Cash used in investing activities	(59,824)	(47,424)

Financing activities
Common shares issued on exercise of options and warrants	19,974	7,946
Common shares issued on public offering	-	52,431
Share issuance costs	(119)	(3,121)
Interest paid	-	(989)
Cash from financing activites	19,855	56,267

Effect of exchange rate change on cash and cash equivalents	(1,466)	1,908
Increase (decrease) in cash and cash equivalents	8,863	39,427
Cash and cash equivalents, beginning of period	68,037	26,702
Cash and cash equivalents, end of period	$75,434	$68,037

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
ASSETS

Current assets
Cash and cash equivalents	$75,434	$68,037	$26,702
Investments	34,099	23,641	4,521
Accounts receivable	7,392	8,456	6,682
Inventories	34,195	12,883	6,032
Prepaid expenses	3,773	2,061	1,028
Total current assets	154,893	115,078	44,965

Long term deposits	600	778	1,153
Mineral property, plant and equipment	93,528	71,241	55,425
Total assets	$249,021	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$9,084	$9,464	$5,230
Current portion of promissory note	-	231	231
Accrued interest on convertible debentures	-	-	254
Income taxes payable	3,482	3,260	545
Total current liabilities	12,566	12,955	6,260

Promissory note	-	56	248
Provision for reclamation and rehabilitation	2,729	2,524	2,018
Deferred income tax liability	20,806	12,623	7,545
Liability portion of convertible debentures	-	-	3,666
Derivative liabilities	13,130	29,348	29,749
Total liabilities	49,231	57,506	49,486

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 87,378,748 shares (Dec 31, 2010 - 80,720,420
shares and Jan 1, 2010 - 60,626,203 shares)	259,396	205,862	109,413
Contributed surplus	8,819	7,793	7,319
Accumulated comprehensive income (loss)	(1,700)	1,444	537
Deficit	(66,725)	(85,508)	(65,212)
Total shareholders' equity	199,790	129,591	$52,057
Total liabilities and shareholders' equity	$249,021	$187,097	$101,543